UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Morton, Leo E
   20 W 9th Street MS 3-426


   Kansas City, MO  64105
2. Date of Event Requiring Statement (Month/Day/Year)
   01/01/2002
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Aquila, Inc. (ILAC)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr VP & Chief Admin Officer
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 6,135.7009          I   by trust 401K
Common Stock                                                 863.0372            I   by trust CAP
                                                                                     Plan
Common Stock                                                 45,073.8240         D   Direct
Common Stock                                                 1,920.4998          I   by trust SCP

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option                02/02/09  Common Stock                 30,000.0000$23.083300 D           Direct
(right to buy)
Non-Qualified Stock Option                02/02/08  Common Stock                 22,500.0000$23.562700 D           Direct
(right to buy)
Non-Qualified Stock Option                01/31/11  Common Stock                 12,500.0000$28.415000 D           Direct
(right to buy)
Non-Qualified Stock Option                02/01/10  Common Stock                 21,000.0000$19.125000 D           Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Sara L. Henning
    For: Leo E. Morton
DATE 05/14/02